Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Gold X2 Mining Inc. (the “Company” or “Gold X2”)
Suite 2300 – 1021 West Hastings Street
Vancouver, BC
V6E 0C3

ITEM 2.	DATE OF MATERIAL CHANGE

October 27, 2026

ITEM 3.	NEWS RELEASE

A news release announcing the material change was issued on October 27, 2026 through the facilities of Newsfile Corp. and a copy was subsequently filed on SEDAR+.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On October 27, 2026, the Company announced that it had entered into definitive agreements in respect of the previously announced spin-out transaction. The Company announced that it had entered an arrangement agreement dated October 27, 2026 with its direct and indirect subsidiaries 1602630 B.C. Ltd. (“SpinCo”), Kesselrun Resources Ltd., Goldshore Mining Inc. and 1611028 B.C. Ltd. (the “Arrangement Agreement”), pursuant to which the shares of SpinCo (the “SpinCo Shares”) will be spun out pro rata to the shareholders of the Company (the “Gold X2 Shareholders”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The Company also announced it had entered into a royalty agreement to create, grant and convey a 1.0% net smelter return royalty on any potential future mineral production at the Company’s 100%-owned Moss Gold Project (the “NSR Royalty”). Following completion of the Arrangement, the NSR Royalty will be held by SpinCo.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

On October 27, 2026, the Company announced that it had entered into definitive agreements in respect of the previously announced spin-out transaction. The Company announced that it had entered into the Arrangement Agreement, pursuant to which the SpinCo Shares will be spun out pro rata to Gold X2 Shareholders by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The Company also announced it had entered into a royalty agreement to create, grant and convey the NSR Royalty. Following completion of the Arrangement, the NSR Royalty will be held by SpinCo.

Summary

The Company, through its wholly-owned subsidiary, Goldshore Mining Inc., has entered into a royalty agreement, pursuant to which the Company will cause the NSR Royalty to be granted to SpinCo. The Company has entered into the Arrangement Agreement, pursuant to which the NSR Royalty that has been created and granted by the Company’s subsidiary, Goldshore Mining Inc., will be transferred to a subsidiary of SpinCo and the SpinCo Shares will be spun out pro rata to the Gold X2 Shareholders by way of the Arrangement.

Terms of the Arrangement Agreement

Pursuant to the terms and conditions of the Arrangement Agreement: (i) each Gold X2 Shareholder as of a particular date to be announced prior to closing of the Arrangement (the “Record Date”) will receive one-fifth of one SpinCo Share for each one common share of Gold X2 (each, a “Gold X2 Share”) held as of the Record Date, (ii) each outstanding Gold X2 stock option will be exchanged for one replacement Gold X2 option (each, a “Gold X2 Replacement Option”) exercisable to acquire one Gold X2 Share and one-fifth of one SpinCo stock option (each whole option, a “SpinCo Option”), each whole SpinCo Option being exercisable to acquire one SpinCo Share, (iii) the exercise prices for the Gold X2 Replacement Options and the SpinCo Options will be adjusted to reflect the relative value of the shares, (iv) each outstanding Gold X2 restricted share unit (“RSU”) will be adjusted and increased, in accordance with its terms, to reflect any reduction in the value of a Gold X2 Share resulting from the distribution of the SpinCo Shares and each such RSU shall otherwise be continued on the same terms and conditions as were applicable immediately before the effective time of the Arrangement, (v) each outstanding Gold X2 share purchase warrant will be exchanged for one replacement Gold X2 warrant (each, a “Gold X2 Replacement Warrant”) exercisable to acquire one Gold X2 Share and one-fifth of one SpinCo warrant (each whole warrant, a “SpinCo Warrant”), each whole SpinCo Warrant being exercisable to acquire one SpinCo Share, and (vi) the exercise prices for the Gold X2 Replacement Warrants and the SpinCo Warrants will be adjusted to reflect the relative value of the shares.

The Gold X2 Shareholders, the holders of Gold X2 options and the holders of Gold X2 share purchase warrants (collectively, the “Gold X2 Securityholders”) will vote on the Arrangement at a meeting of Gold X2 Securityholders (the “Meeting”) to be held on a date to be announced. To become effective, the Arrangement must be approved by a special resolution passed by at least (i) 66⅔% of the votes cast by Gold X2 Shareholders present in person or represented by proxy at the Meeting, with each Gold X2 Shareholder entitled to one vote for each Gold X2 Share held; and (ii) 66⅔% of the votes cast by all Gold X2 Securityholders (voting as a single class) present in person or represented by proxy at the Meeting. The Arrangement is also subject to the approval of the Supreme Court of British Columbia, the approval of the TSX Venture Exchange (the “TSXV”) and other customary closing conditions. Full details of the Arrangement will be included in the management information circular (the “Circular”) that will be mailed to Gold X2 Securityholders in connection with the Meeting.

The board of directors of the Company (the “Board”) unanimously determined that the Arrangement is fair to the Gold X2 Shareholders and in the best interests of the Company.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact: Michael Henrichsen, President, Chief Executive Officer and Director
Telephone: (604) 404-4335

ITEM 9.	DATE OF REPORT

November 6, 2026